Exhibit (p)

PRUDENT BEAR FUNDS, INC.,

and

DAVID W. TICE & ASSOCIATES, LLC

Code of Ethics

Amended effective as of January 1, 2005

I.	DEFINITIONS

A.	“Access person” means any director, officer or advisory person of the Fund or Adviser.

B.	“Act” means the Investment Company Act of 1940, as amended.

C.	“Adviser” means David W. Tice & Associates, LLC

D.	“Advisory person” means: (i) any employee of the Fund or Adviser or of any company in a control relationship to the Fund or Adviser, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Covered Securities by Managed Accounts, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a control relationship to the Fund or Adviser who obtains information concerning recommendations made to Managed Accounts with regard to the purchase or sale of Covered Securities by Managed Accounts.

E.	A Covered Security is “being considered for purchase or sale” when a recommendation to purchase or sell the Covered Security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

F.	“Beneficial ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in determining whether a person is the beneficial owner of a security for purposes as such Act and the rules and regulations promulgated thereunder.

G.	“Control” has the same meaning as that set forth in Section 2(a)(9) of the Act.

H.	“Covered Security” means a security as defined in Section 2(a)(36) of the Act (which includes any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim security for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing), except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and

(iii)	Shares issued by open-end registered investment companies.

I.	“Disinterested director” means a director of the Fund who is not an “interested person” of the Fund within the meaning of Section 2(a)(19) of the Act and the rules and regulations promulgated thereunder.

J.	“Fund” means Prudent Bear Funds, Inc. or any series thereof.

K.	“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

L.	“Investment personnel” means: (i) any employee of the Fund or Adviser or of any company in a control relationship to the Fund or Adviser who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by Managed Accounts; and (ii) any natural person who controls the Fund or Adviser and who obtains information concerning recommendations made to Managed Accounts regarding the purchase or sale of securities by Managed Accounts.

M.	A “Limited Offering” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) thereof or pursuant to Rule 504, Rule 505 or Rule 506 thereunder.

N.	“Managed Accounts” include the Fund and any other client account for which the Adviser provides investment management services.

O.	“Purchase or sale of a Covered Security” includes, among other things, the writing of an option to purchase or sell a Covered Security.

P.	“Reportable Security” includes Covered Securities and shares of the Fund.

Q.	“Supervised Person” means any director, officer or employee of the Adviser.

II.	APPROVAL OF CODE OF ETHICS

A.	The Board of Directors of the Fund, including a majority of the Disinterested directors, shall approve this Code of Ethics and any material changes thereto. Prior to approving this Code of Ethics and any material changes thereto, the Board of Directors must determine that this Code of Ethics contains provisions reasonably necessary to prevent access persons from violating Rule 17j-1(b) of the Act and shall receive a certification from the Adviser that it has adopted such procedures as are reasonably necessary to prevent access persons of the Adviser from violating this Code of Ethics.

B.	No less frequently than quarterly, the President of the Fund and the Adviser shall furnish a report to the Board of Directors of the Fund:

1.	Describing issues arising under the Code of Ethics since the last report to the Board of Directors, including, but not limited to, (a) information about material violations of the Code of Ethics and sanctions imposed in response to such material violations, (b) purchases or sales approved pursuant to Section III.(h) of this Code of Ethics and the basis for the approval thereof, and (c) information described in Section V.D. of this Code of Ethics with respect to transactions during the past quarter in any security which Mr. David W. Tice has, or by reason of such transaction acquires, any direct or indirect beneficial ownership in the security. Such report shall also include a list of access persons under the Code of Ethics.

2.	Certifying that the Fund and the Adviser have adopted such procedures as are reasonably necessary to prevent access persons from violating the Code of Ethics.

C.	This Code of Ethics, the certifications required by Sections II.A. and II.B.(2), and the reports required by Sections II.B. shall be maintained by the Fund’s Administrator. The reports required by Section V shall be maintained by the Fund’s President or designee.

III.	EXEMPTED TRANSACTIONS

The prohibitions of Section IV of this Code of Ethics shall not apply to:

(a)	Purchases or sales effected in any account over which the access person has no direct or indirect influence or control.

(b)	Purchases or sales of Covered Securities which are not eligible for purchase or sale by any Managed Account; provided, however, that the prohibitions of Section IV.B. of this Code of Ethics shall apply to such purchases and sales.

(c)	Purchases or sales which are non-volitional on the part of either the access person or Managed Accounts.

(d)	Purchases which are part of an automatic dividend reinvestment plan.

(e)	Purchases effected upon the exercise of rights issued by an issuer prorata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

(f)	Purchases or sales involving 500 shares or less in the aggregate, if the issuer has a market capitalization (outstanding shares multiplied by the current price per share) greater than $1 billion.

(g)	Purchases or sales of option contracts where the premium paid or received is $2,500 or less and closing transactions with respect to such contracts.

(h)	Purchases or sales for which the access person has received prior written approval from the Fund’s President. Prior written approval shall be granted only if the purchase or sale is consistent with the Section 17(j) of the Act and Rule 17j-1 thereunder; provided, however, the Fund’s President may not rely on this exemption.

(i)	Purchases or sales of listed index options.

(j)	Purchases or sales of Covered Securities where the purchase or sale order was placed after the purchase or sale orders of the same Covered Security for all Managed Accounts on the same day.

(k)	Purchases or sales of exchange traded funds.

IV.	PROHIBITED ACTIVITIES

A.	Except in a transaction exempted by Section III of this Code, no access person shall purchase or sell, directly or indirectly, any Covered Security in which he has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which to his actual knowledge at the time of such purchase or sale is being considered for purchase or sale by Managed Accounts or is being purchased or sold by Managed Accounts. Before an access person so purchases or sells a Covered Security, he or she shall report the proposed purchase or sale to the Adviser’s President, Chief Compliance Officer or their designees. The Adviser’s President, Chief Compliance Officer or their designees shall review all Managed Accounts to determine whether the Covered Security is then being considered for purchase or sale or is then being purchased or sold for any Managed Accounts. The access person shall delay so purchasing or selling a Covered Security until such time as he or she has been informed by the Adviser’s President, Chief Compliance Officer or their designees that the proposed purchase or sale would not violate this Section IV.A. Notwithstanding the foregoing, Disinterested directors are not required to “preclear” transactions as described above unless the Disinterested director knows that such security is being considered for purchase or sale by a Fund or is being purchased or sold by a Fund. Before David W. Tice purchases or sells a Covered Security, he shall report the proposed purchase or sale to the Chief Compliance Officer or their designees. The Chief Compliance Officer or their designees shall review all Managed accounts to determine whether the Covered Security is then being considered for purchase or sale or is then being purchased or sold for any Managed Accounts. David W. Tice shall delay so purchasing or selling a Covered Security until such time as he has been informed by the Chief Compliance officer or their designees that the proposed purchase or sale would not violate this Section IV. A.

B.	Except in a transaction exempted by Section III of this Code of Ethics, access persons, excluding Disinterested directors but including Investment Personnel, (other than the Fund’s President) must obtain approval from the Fund’s President or the Fund’s Chief Compliance Officer before directly or indirectly acquiring beneficial ownership in any securities in a Limited Offering. The Fund’s President and the Fund’s Chief Compliance Officer must obtain approval from a Disinterested director of the Fund before directly or indirectly acquiring beneficial ownership in any securities in a Limited Offering. Prior approval shall not be given if the Fund’s President, the Fund’s Chief Compliance Officer or the Disinterested director, as applicable, believes that the investment opportunity should be reserved for Managed Accounts or is being offered to the individual by reason of his or her position with the Fund or the Adviser.

C.	Investment Personnel, may not directly or indirectly acquire beneficial ownership in any securities in an Initial Public Offering.

D.	Investment personnel shall not receive any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of the Fund. The annual receipt of gifts from the same source valued at $100 or less shall be considered de minimis. Additionally, the receipt of an occasional dinner, a ticket to a sporting event or the theater, or comparable entertainment also shall be considered to be of de minimis value.

E.	Except for service which began prior to August 31, 1999, Investment Personnel shall not serve on the board of directors of publicly traded companies absent prior authorization of the Board of Directors of the Fund. The Board of Directors of the Fund may so authorize such board service only if it determines that such board service is consistent with the interests of the Fund and its shareholders.

V.	REPORTING AND COMPLIANCE PROCEDURES

A.	Except as provided in Section V.B. of this Code of Ethics, every access person shall report the information described in Section V.C., Section V.D. and Section V.E. of this Code of Ethics. All reports shall be filed with the Adviser’s Compliance Officer.

B.	1.	A Disinterested director of the Fund need not make a report pursuant to Section V.C. and V.E. of this Code of Ethics and need only report a transaction in a Covered Security pursuant to Section V.D. of this Code of Ethics if such Disinterested director, at the time of such transaction, knew or, in the ordinary course of fulfilling his official duties as a director of the Fund, should have known that, during the 15-day period immediately preceding the date of the transaction by the director, such Covered Security was purchased or sold by the Fund or was being considered by the Fund or the Adviser for purchase or sale by the Fund; provided that (a) any Disinterested director who receives a schedule of investments and securities of the Fund shall not, by virtue of receiving the schedule, be deemed to have known or, in the ordinary course of fulfilling his duties as a director of the Fund, should have known, a security on the schedule was purchased or sold by the Fund or was being considered by the Fund or the Adviser for the purchase or sale by the Fund after two (2) weeks have elapsed from the date of the schedule in question or (b) any Disinterested director present at a meeting of the Board of Directors at which a security is discussed as a candidate for purchase or sale shall not, by virtue of attending the meeting, be deemed to have known, or, in the ordinary course of fulfilling his duties as a director of the Fund, should have known, the security discussed was being considered by the Fund or the Adviser for purchase or sale by the Fund after two (2) weeks have elapsed from the date of the meeting of the Board of Directors. A Disinterested director of the Fund need not report transactions in shares of the Fund pursuant to Section V.D. of this Code of Ethics.

2.	An access person need not make a report with respect to transactions effected for, and Reportable Securities held in, any account over which the person has no direct or indirect influence or control, or with respect to transactions effected pursuant to an automatic investment plan.

3.	Every access person (other than Disinterested directors) shall direct his or her brokers to send to the Adviser’s President or designee, on a timely basis, duplicate copies of all broker trade confirmations or account statements. If submitted in the time period required by Section V.D., such duplicate copies may satisfy the access person’s obligations under Section V.D. provided that all of the information required by Section V.D. is contained in the broker trade confirmations or account statements or in the records of the Adviser.

C.	Every access person shall, no later than ten (10) days after the person becomes an access person, file an initial holdings report containing the following information (all of which information must be current as of a date no more than 45 days prior to the date the report was submitted):

1.	The title, number of shares and principal amount of each Reportable Security in which the access person had any direct or indirect beneficial ownership when the person becomes an access person;

2.	The name of any broker, dealer or bank with whom the access person maintained an account in which any securities were held for the direct or indirect benefit of the access person; and

3.	The date that the report is submitted by the access person.

D.	Every access person shall, no later than thirty (30) days after the end of a calendar quarter, file a quarterly transaction report containing the following information:

1.	With respect to any transaction during the quarter in a Reportable Security in which the access person had any direct or indirect beneficial ownership:

(a)	The date of the transaction, the title and the number of shares, and the principal amount of each security involved;

(b)	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(c)	The price of the Reportable Security at which the transaction was effected;

(d)	The name of the broker, dealer or bank with or through whom the transaction was effected; and

(e)	The date that the report is submitted by the access person.

2.	With respect to any account established by the access person in which any securities were held during the quarter for the direct or indirect benefit of the access person:

(a)	The name of the broker, dealer or bank with whom the access person established the account;

(b)	The date the account was established; and

(c)	The date that the report is submitted by the access person.

E.	Every access person shall, no later than February 14 each year, file an annual holdings report containing the following information as of the preceding December 31:

1.	The title, number of shares and principal amount of each Reportable Security in which the access person had any direct or indirect beneficial ownership;

2.	The name of any broker, dealer or bank with whom the access person maintains an account in which any securities are held for the direct or indirect benefit of the access person; and

3.	The date that the report is submitted by the access person.

F.	Any report filed pursuant to Section V.C., Section V.D. or Section V.E. of this Code of Ethics may contain a statement that the report shall not be construed as an admission by the person making such report that he has any direct or indirect beneficial ownership in the security to which the report relates.

G.	The Adviser’s President or designee shall review all reports filed pursuant to Section V.C., Section V.D. or Section V.E. of this Code of Ethics. The Adviser’s President or designee shall identify all access persons who are required to file reports pursuant to this Section V of this Code of Ethics and must inform such access persons of their reporting obligation.

VI.	STANDARDS OF BUSINESS CONDUCT AND RELATED MATTERS

A.	All Supervised Persons must act in an honest and ethical manner and comply with all applicable laws, rules and regulations of federal, state and local governments. Consistent with their fiduciary responsibilities to the Managed Accounts, all Supervised Persons must place the interests of the Managed Accounts before their own personal interests.

B.	All Supervised Persons must report any violations of this Code of Ethics to the Adviser’s Chief Compliance Officer.

C.	The Adviser’s Chief Compliance Officer must provide each Supervised Person with a copy of this Code of Ethics and any amendments and receive from each Supervised person an acknowledgement of receipt of this Code of Ethics.

VII.	SANCTIONS

Upon discovering a violation of this Code of Ethics, the Board of Directors of the Fund or Adviser may impose such sanctions as it deems appropriate, including, inter alia, a letter of censure or suspension or termination of the employment of the violator.

DAVID W. TICE & ASSOCIATES, LLC

CODE OF ETHICS

        David W. Tice & Associates, LLC (the “Adviser”) adopts this Code of Ethics with respect to certain types of personal securities transactions by officers, directors, employees and consultants of the Adviser, and for employees of David W. Tice & Assoc., Inc., an affiliated entity of the adviser for the purpose of establishing reporting requirements and enforcement procedures with respect to such transactions.

SECTION I – INCORPORATION BY REFERENCE

        The Code of Ethics of the Prudent Bear Funds, Inc. and David W. Tice & Associates, LLC (“Combined Code”) is incorporated herein by reference and all persons subject to this Code of Ethics must comply with the Combined Code, to the extent applicable. The definitions contained in the Combined Code apply to this Code of Ethics as well.

SECTION II - PROCEDURES FOR PREVENTING CERTAIN TRADING IN SECURITIES OF COMPANIES INCLUDED IN BEHIND THE NUMBERS

        To ensure compliance with the Code of Ethics, the following procedures must be followed by all employees of the Adviser or its affiliated entities who are involved in the research, writing, preparation or marketing of the Behind the Numbers publications (“BTN Employees”):

A.	Once a company has been identified as a potential prospect for an Earnings Warning in Behind the Numbers, no BTN Employee shall purchase or sell, directly or indirectly, any Covered Security related to that company until such time that David Tice or his designee confirms that such a company is no longer a prospect for an Earnings Warning in Behind the Numbers or until two weeks have elapsed from the date on which the Behind the Numbers issue containing a report on that company was received by subscribers.

B.	Once a company on which a Behind the Numbers Earnings Warning has been previously issued and for which a “Cancellation” status or a “New Insight” status is proposed to be applied to the company in any update issue of Behind the Numbers, no BTN Employee shall purchase or sell, directly or indirectly, and Covered Security related to that company until such time that David Tice or his designee confirms that such company is no longer a prospect for “Cancellation” or “New Insight” status in Behind the Numbers or until two weeks have elapsed from the date on which the Behind the Numbers issue containing the update report on that company was received by subscribers.

C.	All BTN Employees shall be considered to be Advisory Persons for purposes of the Combined Code, including, but not limited to, compliance with the pre-clearance requirements of Section IV A of the Combined Code.

D.	Trading in any stock that has been identified and placed on the BTN Watch list, or that has an outstanding warning currently in place is to be considered as a violation of this code of ethics unless prior written approval has been received by David Tice or his designee.

SECTION III – POLICY STATEMENT ON INSIDER TRADING

        David W. Tice & Associates, LLC forbids any employee from trading, either personally or on behalf of others, including mutual funds and private accounts managed by the Adviser, on material nonpublic information or communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as “insider trading.” The Adviser’s policy applies to every employee and extends to activities within and outside their duties at the Adviser. Every employee must read and retain this policy statement. Any questions regarding the Adviser’s policy and procedures should be referred to David W. Tice.

        The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or to communications of material nonpublic information to others.

        While the law concerning insider trading is not static, it is generally understood that the law prohibits:

1.	trading by an insider, while in possession of material nonpublic information, or

2.	trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated,

3.	or communicating material nonpublic information to others.

        The elements of insider trading and the penalties for such unlawful conduct are discussed below. If after reviewing this policy statement, you have any questions, you should consult David. W. Tice.

A.	Who is an Insider?

The Concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, the Adviser may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed nonpublic information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

B.	What is Material Information?

Trading on inside information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that officers, directors and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 108 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

C.	What is Nonpublic Information?

Information is nonpublic until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public.

D.	Penalties for Insider Trading

Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employees. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

civil injunctions

treble damages

disgorgement of profits

jail sentences

fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited, and fines for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Adviser, including dismissal of the person involved.

SECTION IV – PROCEDURES TO IMPLEMENT THE ADVISER’S POLICY

        The following procedures have been established to aid the employees of the Adviser in avoiding insider trading, and to aid the Adviser in preventing, detecting and imposing sanctions against insider trading. Every employee of the Adviser must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties. If you have any questions about these procedures, you should consult David W. Tice.

A.	Identifying Inside Information

Before trading for yourself or others, including investment companies or private accounts managed by the Adviser, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

i.	Is the information material? Is this information that an investor would considered important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

ii.	Is the information nonpublic? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, The Wall Street Journal or other publications of general circulations?

If, after consideration of the above, you believe the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

i.	Report the matter immediately to David W. Tice.

ii.	Do not purchase or sell the securities on behalf of yourself or others, including investment companies or private accounts managed by the Adviser.

iii.	Do not communicate the information inside or outside the Adviser, other than to David W. Tice.

iv.	After David W. Tice has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade and communicate the information.

B.	Restricting Access to Material Nonpublic Information

Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within the Adviser, except as provided in paragraph 1 above. In addition, care should be taken so that such information is secure. For example, files containing material nonpublic information should be sealed; access to computer files containing material nonpublic information should be restricted.

C.	Resolving Issues Concerning Insider Trading

If, after consideration of the items set forth in paragraph 1, doubt remains as to whether information is material or nonpublic, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with David W. Tice before trading or communicating the information to anyone.

SECTION V – MISCELLANEOUS PROVISIONS

A.	All reports of Securities transactions and any other information filed with the Adviser or furnished to any person pursuant to this Code shall be treated as confidential, but are subject to review as provided herein and by representatives of the Securities and Exchange Commission or any other regulatory or self-regulatory organization to the extent required by law or regulation.

B.	The directors of the Adviser may from time to time adopt such interpretations of the Code as they deem appropriate.

C.	Nothing contained in this Code shall be interpreted as relieving any officer, directory, employee or consultant from acting in accordance with the provisions of any applicable law, rule or regulation or any other statement of policy or procedure governing the conduct of such person adopted by the Adviser. Every officer, director, employee and consultant must read and retain this Code of Ethics and should consult with David Tice or his designee with respect to any question arising hereunder.

ACKNOWLEDGMENT

        I have read and understood this Code of Ethics and the Combined Code of Ethics, including the foregoing procedures and will comply in all respects with such procedures.

________________________________________ Name	________________________________________ Date